Exhibit 99.1
FOR IMMEDIATE RELEASE                                 April 27, 2018
(All amounts in U.S. dollars.
Per share information based on diluted
shares outstanding unless otherwise noted.)

CELESTICA ANNOUNCES FIRST QUARTER 2018 FINANCIAL RESULTS

TORONTO, Canada - Celestica Inc. (TSX: CLS)(NYSE: CLS), a leader in design, manufacturing and supply chain solutions for the world's most innovative companies, today announced financial results for the quarter ended March 31, 2018. During the first quarter of 2018, Celestica completed a reorganization of its business into two operating and reportable segments — Advanced Technology Solutions (ATS) and Connectivity & Cloud Solutions (CCS).* Celestica also adopted new accounting standards effective January 1, 2018. See “Adoption of IFRS 15” below. Prior period comparatives have been restated.
First Quarter 2018 Highlights

•
Revenue: $1.50 billion, compared to our previously provided guidance range of $1.425 to $1.525 billion, increased 1% compared to the first quarter of 2017; Operating margin (non-IFRS)**: 3.0%, compared to 3.6% for the first quarter of 2017

•
Revenue dollars from our ATS segment increased 8% compared to the first quarter of 2017, and represented 36% of total revenue, compared to 33% of total revenue for the first quarter of 2017; ATS segment margin*** was 5.2% compared to 4.7% for the first quarter of 2017

•
Revenue dollars from our CCS segment decreased 2% compared to the first quarter of 2017, and represented 64% of total revenue, compared to 67% of total revenue for the first quarter of 2017; CCS segment margin*** was 1.7% compared to 3.0% for the first quarter of 2017

•	IFRS EPS: $0.10 per share, compared to $0.16 per share for the first quarter of 2017

•	Adjusted EPS (non-IFRS)**: $0.24 per share, compared to our previously provided guidance range of $0.20 to $0.26 per share, and $0.29 per share for the first quarter of 2017

•	Adjusted ROIC (non-IFRS)**: 14.4%, compared to 19.3% for the first quarter of 2017

•	Free cash flow (non-IFRS)**: negative $34.1 million, compared to positive $13.5 million for the first quarter of 2017

•	Recorded restructuring charges of $6.9 million, compared to $5.8 million for the first quarter of 2017

•	Repurchased and cancelled 3.3 million subordinate voting shares for $35.1 million (including transaction fees) under our current normal course issuer bid (NCIB)

“Celestica's first quarter results highlight the steady operating and financial performance being achieved in our ATS segment, as well as pressure being experienced in our more volatile CCS segment,” said Rob Mionis, President and CEO, Celestica. “Despite the component constrained environment affecting our entire industry, we achieved results in line with our guidance for the first quarter, and anticipate additional revenue growth and improved operational efficiency in the second quarter of 2018.”

“We have made significant investments in our ATS segment over the past several years, and we are now starting to see the operational and financial improvements we anticipated in this segment when we first launched our transformational strategy two years ago. While our CCS segment continues to experience a volatile pricing and demand environment, Celestica has an extensive track record in helping customers manage through these conditions, and our teams are focused on implementing productivity and efficiency initiatives across our operations to improve performance in the second half of 2018.”

*Our ATS segment consists of our ATS end market, and is comprised of our aerospace and defense, industrial, smart energy, healthtech, semiconductor capital equipment, and consumer businesses. Our CCS segment consists of our Communications and Enterprise end markets, and is comprised of our enterprise communications, telecommunications, servers and storage businesses. Prior period financial information has been reclassified to reflect this reorganized segment structure. See “Segment Reorganization” below.

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** See “Non-IFRS Supplementary Information” below for information on our rationale for the use of non-IFRS measures, and Schedule 1 for, among other items, non-IFRS measures included in this press release, as well as their definitions, uses, and a reconciliation of non-IFRS to IFRS measures.

*** Segment performance is evaluated based on segment revenue, segment income and segment margin (segment income as a percentage of segment revenue). Revenue is attributed to the segment in which the product is manufactured or the service is performed. Segment income is defined as a segment’s net revenue less its cost of sales and its allocable portion of selling, general and administrative expenses and research and development expenses (collectively, Segment Costs). Identifiable Segment Costs are allocated directly to the applicable segment while other Segment Costs, including indirect costs and certain corporate charges, are allocated to our segments based on an analysis of the relative usage or benefit derived by each segment from such costs. Segment income excludes finance costs, amortization of intangible assets (excluding computer software), employee stock-based compensation expense, and net restructuring, impairment and other charges (recoveries), as these costs and charges are managed and reviewed by our Chief Executive Officer (CEO), who is our chief operating decision maker, at the company level. Net restructuring, impairment and other charges (recoveries) include, in applicable periods, restructuring charges (recoveries), impairment charges (recoveries), acquisition-related consulting, transaction and integration costs, legal settlements (recoveries), Toronto transition costs (recoveries), and other solar charges (as described in Schedule 1 hereto).

First Quarter Summary

	Three months ended
	March 31
	2017	2018
Revenue (in millions)	$1,482.1	$1,499.7

IFRS net earnings (in millions)	$22.5	$14.1
IFRS EPS	$0.16	$0.10

Non-IFRS adjusted net earnings (in millions)	$41.8	$33.9
Non-IFRS adjusted EPS	$0.29	$0.24
Non-IFRS adjusted return on invested capital (adjusted ROIC)	19.3%	14.4%
Non-IFRS operating margin	3.6%	3.0%
Notes to Table

International Financial Reporting Standards (IFRS) earnings per share (EPS) for the first quarter of 2018 included an aggregate charge of $0.14 (pre-tax) per share for employee stock-based compensation expense, amortization of intangible assets (excluding computer software), Toronto transition costs (described on Schedule 1 attached hereto), and restructuring charges (see the tables in Schedule 1 for per-item charges). This aggregate charge is within the range we provided on January 24, 2018 of between $0.14 to $0.20 per share for these items.

Non-IFRS measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other public companies that use IFRS or other generally accepted accounting principles (GAAP). See “Non-IFRS Supplementary Information” below for information on our rationale for the use of non-IFRS measures, and Schedule 1 for, among other items, non-IFRS measures included in this press release, as well as their definitions, uses, and a reconciliation of non-IFRS to IFRS measures.

Segment Reorganization

During the first quarter of 2018, we completed a reorganization of our reporting structure, including our sales, operations and management systems, into two operating and reportable segments: Advanced Technology Solutions (ATS) and Connectivity & Cloud Solutions (CCS). Prior to this reorganization, we operated in one reportable segment (Electronic Manufacturing Services), which was comprised of multiple end markets (ATS, Communications and Enterprise during 2017). The change in operating and reportable segments was a result of modifications to our organizational and internal management structure, which were initiated in 2017 to streamline business operations and improve profitability and competitiveness, and were completed in early 2018. As a result of these modifications, and commencing in the first quarter of 2018, our CEO, who is our chief operating decision maker, reviews segment revenue, segment income and segment margin (as described above) to assess performance and make decisions about resource allocation. Our prior period financial information has been reclassified to reflect the current segment structure and to conform to the current presentation. Additional information regarding our reportable segments is included in note 4 to our March 31, 2018 unaudited interim condensed consolidated financial statements (Q1 2018 Interim Financial Statements).

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Segment Revenue as a Percentage of Total Revenue	Three months ended March 31
	2017	2018
ATS	33%	36%
CCS	67%	64%
Communications	43%	39%
Enterprise	24%	25%
Revenue (in billions)	$1.48	$1.50

Segment Income (in millions) and Margin	Three months ended March 31
	2017		2018
		Segment Margin		Segment Margin
ATS	$23.3	4.7%	$27.9	5.2%
CCS	29.9	3.0%	16.8	1.7%

Restructuring Update

In the fourth quarter of 2017, we commenced the implementation of additional restructuring actions under a new cost efficiency initiative. We have recorded $14.9 million in restructuring charges from the commencement of this initiative through the end of the first quarter of 2018, including the $6.9 million of restructuring charges recorded in the first quarter of 2018. We currently estimate that we will incur aggregate restructuring charges of between $50 million and $75 million for this initiative and that most of the charges will be recorded in the second half of 2018 through mid-2019.

Completion of Atrenne Acquisition

In April 2018, we completed the acquisition of U.S. - based Atrenne Integrated Solutions, Inc. (Atrenne), a designer and manufacturer of ruggedized electromechanical solutions, primarily for military and commercial aerospace applications. This acquisition is intended to expand our capabilities, improve our diversification, and bolster our leadership position within the aerospace and defense market. In addition, Atrenne's capabilities in the design and manufacture of value-added mechanical solutions are expected to expand our service offerings for our industrial customers. We purchased Atrenne for approximately $143 million, including an estimated net working capital adjustment of $3.8 million (which is subject to finalization), which we funded with borrowings under the revolving portion of our credit facility.

Toronto Real Property Update

We anticipate that the sale of our Toronto real property, which includes our corporate headquarters and Toronto manufacturing operations, to close by the end of 2018, although further delays in the approval process could move the closing to early 2019. The property was sold for approximately $137 million Canadian dollars, of which we had previously received a cash deposit of $15 million Canadian dollars. Upon closing, the purchase price will be settled with $53.5 million Canadian dollars in cash and an interest free, first-ranking mortgage for $68.5 million Canadian dollars. The cash flow benefits from the sale of this property will more than offset the costs associated with our relocation activities as a result of the property sale. We have started to incur transition costs as we relocate to a new manufacturing facility and expect to incur further costs as we temporarily relocate our corporate headquarters. We expect to incur total transition costs of up to US$15 million, through to the end of the first quarter of 2019.

Adoption of IFRS 15

We adopted IFRS 15, Revenue from Contracts with Customers, effective January 1, 2018. We elected to apply the retrospective approach and as a result, have restated each of the required comparative reporting periods presented herein and in our Q1 2018 Interim Financial Statements. A description of the impact of our transition to IFRS 15 is included in notes 2 and 3 to our Q1 2018 Interim Financial Statements.

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Second Quarter 2018 Outlook

For the quarter ending June 30, 2018, we anticipate revenue to be in the range of $1.575 billion to $1.675 billion, non-IFRS selling, general and administrative expenses (SG&A) to be in the range of $51.0 million to $53.0 million, non-IFRS operating margin to be 3.2% at the mid-point of our revenue range and non-IFRS adjusted EPS guidance range, and non-IFRS adjusted EPS to be in the range of $0.25 to $0.31. We expect a negative $0.13 to $0.19 per share (pre-tax) aggregate impact on net earnings on an IFRS basis for employee stock-based compensation expense, amortization of intangible assets (excluding computer software), Toronto transition costs (described on Schedule 1 hereto), and restructuring charges. We also anticipate our non-IFRS adjusted annual effective tax rate for 2018 to be between 17% and 19%. We cannot predict changes in currency exchange rates, the impact of such changes on our operating results, or the degree to which we will be able to manage such impacts. See “Non-IFRS Supplementary Information” below for information on our rationale for the use of non-IFRS measures, and Schedule 1 for, among other items, non-IFRS measures included in this press release, as well as their definitions, uses, and a reconciliation of non-IFRS to IFRS measures.

Non-IFRS Operating Margin Goal
Our goal is for non-IFRS operating margin to be back into the 3.5% range in the second half of 2018, as we anticipate the realization of cost efficiencies from our restructuring actions, and benefits from anticipated increases in ATS segment revenue.

We do not provide reconciliations for forward-looking non-IFRS financial measures, as we are unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort. This is due to the inherent difficulty of forecasting the timing or amount of various events that have not yet occurred, are out of our control and/or cannot be reasonably predicted, and that would impact the most directly comparable forward-looking IFRS financial measure. For these same reasons, we are unable to address the probable significance of the unavailable information. Forward-looking non-IFRS financial measures may vary materially from the corresponding IFRS financial measures.

First Quarter 2018 Webcast and Annual Shareholders Meeting Webcast
Management will host its first quarter 2018 results conference call today at 8:00 a.m. Eastern Daylight Time. The Company's Annual Meeting of Shareholders will be held today at 9:30 a.m. Eastern Daylight Time at One King West Hotel, 1 King Street West, Toronto, Ontario. Webcasts of each event can be accessed at www.celestica.com.

Non-IFRS Supplementary Information
In addition to disclosing detailed operating results in accordance with IFRS, Celestica provides supplementary non-IFRS measures to consider in evaluating the company’s operating performance. Management uses adjusted net earnings and other non-IFRS measures to assess operating performance and the effective use and allocation of resources; to provide more meaningful period-to-period comparisons of operating results; to enhance investors’ understanding of the core operating results of Celestica’s business; and to set management incentive targets. We believe investors use both IFRS and non-IFRS measures to assess management's past, current and future decisions associated with our priorities and our allocation of capital, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact our core operations. See Schedule 1 - Supplementary Non-IFRS Measures for, among other items, non-IFRS measures provided herein, non-IFRS definitions, and a reconciliation of non-IFRS to IFRS measures.

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About Celestica
Celestica enables the world's best brands. Through our recognized customer-centric approach, we partner with leading companies in aerospace and defense, communications, enterprise, healthtech, industrial, semiconductor capital equipment, and smart energy to deliver solutions for their most complex challenges. As a leader in design, manufacturing, hardware platform and supply chain solutions, Celestica brings global expertise and insight at every stage of product development - from the drawing board to full-scale production and after-market services. With talented teams across North America, Europe and Asia, we imagine, develop and deliver a better future with our customers.

For more information, visit http://www.celestica.com.

Our securities filings can also be accessed at www.sedar.com and www.sec.gov.

Cautionary Note Regarding Forward-looking Statements
This news release contains forward-looking statements, including, without limitation, those related to our future growth; trends in the electronics manufacturing services (EMS) industry; our anticipated financial and/or operational results (including our anticipated quarterly revenue, non-IFRS adjusted SG&A expenses, non-IFRS operating margin, and non-IFRS EPS, as well as our anticipated revenue growth and improved operational efficiency in the second quarter of 2018, non-IFRS operating margin goals for the second half of 2018 and non-IFRS annual adjusted effective tax rate for 2018); the anticipated realization of cost efficiencies from our restructuring actions and anticipated increases in ATS segment revenue in the second half of 2018; the impact of acquisitions and program wins or losses on our liquidity, financial results and working capital requirements; anticipated expenses, restructuring actions and charges, capital expenditures and other anticipated working capital requirements, including the anticipated amounts, timing and funding thereof; the impact of tax and litigation outcomes; our cash flows, financial targets and priorities; intended investments in our business; changes in our mix of revenue; our ability to diversify and grow our customer base and develop new capabilities; the expected impact of the acquisition of Atrenne on our position in the aerospace and defense and industrial markets; the impact of increased competition, pricing and margin pressures, demand volatility, and materials constraints on our financial results, and the expected continuation of such adverse market conditions in our CCS segment; our intention to settle outstanding equity awards with subordinate voting shares; the timing and terms of the sale of our real property in Toronto and related transactions, including the expected lease of our new corporate headquarters (collectively, the Toronto Real Property Transactions); the costs, timing and execution of relocating our existing Toronto manufacturing operations and the anticipated temporary relocation of our corporate headquarters while space in a new office building is under construction; and the timing of transition activities related to newly-issued accounting standards. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “continues,” “project,” “potential,” “possible,” “contemplate,” “seek,” or similar expressions, or may employ such future or conditional verbs as “may,” “might,” “will,” “could,” “should” or “would,” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, where applicable, and applicable Canadian securities laws.

Forward-looking statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from conclusions, forecasts or projections expressed in such forward-looking statements, including, among others, risks related to: our customers’ ability to compete and succeed in the marketplace with the services we provide and the products we manufacture; customer and segment concentration and the challenges of diversifying our customer base and replacing revenue from completed or lost programs or customer disengagements, which could be driven by a number of factors, including but not limited to operating performance, supply base consolidation, or our ability to achieve acceptable financial returns; changes in our mix of customers and/or the types of products or services we provide; higher concentration of fulfillment services and/or other lower margin programs impacting gross profit; price, margin pressures, including from customer re-negotiations, and other competitive factors generally affecting, and the highly competitive nature of, the EMS industry; price and other competitive factors affecting our CCS businesses; responding to changes in demand, rapidly evolving and changing technologies, and changes in our customers’ business and outsourcing strategies, including the insourcing of programs; customer, competitor and/or supplier consolidation; integrating any acquisitions or strategic transactions (including “operate-in-place” arrangements); retaining or expanding our business due to execution issues relating to the ramping of new and existing programs or new offerings; our having sufficient financial resources and working capital to fund currently anticipated financial obligations and to pursue desirable business opportunities, and potential negative impacts on our liquidity, financial condition and/or results of operations resulting from significant uses of cash and/or any future securities issuances or increased third-party indebtedness for acquisitions or to otherwise fund our operations; delays in the delivery and availability of components, services and materials, including from suppliers upon which we are dependent for certain components; our restructuring actions, including achieving the anticipated benefits therefrom, and the potential negative impact of transitions resulting from our restructuring actions on our operations; the incurrence of future impairment charges or other write-downs of assets; managing our operations, growth initiatives, and our working capital performance during uncertain market and

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economic conditions; disruptions to our operations, or those of our customers, component suppliers and/or logistics partners, including as a result of global or local events outside of our control (including as a result of Britain's intention to leave the European Union (Brexit) and/or policies or legislation proposed or instituted by the current U.S. administration, including the impact of the recent U.S. tax reform and/or any new significant tariffs on items imported from China or other countries into the U.S. on our operations, or those of our customers, component suppliers and/or logistics partners); the expansion or consolidation of our operations; recruiting or retaining skilled talent; changes to our operating model; changing commodity, material and component costs as well as labor costs and conditions; defects or deficiencies in our products, services or designs; non-performance by counterparties, including our former solar supplier from whom we have accounts receivable outstanding; our financial exposure to foreign currency volatility, including fluctuations that may result from Brexit and/or policies or legislation proposed or instituted by the current U.S. administration; managing our global operations and supply chain; our ability to successfully integrate the Atrenne acquisition, to further develop our capabilities in the aerospace and defense market or otherwise expand our portfolio of solutions, and achieve the other expected benefits from the acquisition; our dependence on industries affected by rapid technological change; any failure to adequately protect our intellectual property or intellectual property of others; increasing income and other taxes, tax audits, and challenges of defending our tax positions, and obtaining, renewing or meeting the conditions of tax incentives and credits; the potential that conditions to closing the Toronto Real Property Transactions may not be satisfied on a timely basis or at all; the costs, timing and/or execution of relocating our existing Toronto manufacturing operations and/or corporate headquarters proving to be other than anticipated; computer viruses, malware, hacking attempts or outages that may disrupt our operations; the variability of revenue and operating results; compliance with applicable laws, regulations, government grants and social responsibility initiatives; and current or future litigation, governmental actions, and/or changes in legislation. The foregoing and other material risks and uncertainties are discussed in our public filings at www.sedar.com and www.sec.gov, including in our most recent MD&A, our most recent Annual Report on Form 20-F filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission, and as applicable, the Canadian Securities Administrators.

Our revenue, earnings and other financial guidance contained in this press release is based on various assumptions, many of which involve factors that are beyond our control. Our material assumptions include those related to the following: production schedules from our customers, which generally range from 30 to 90 days and can fluctuate significantly in terms of volume and mix of products or services; the timing and execution of, and investments associated with, ramping new business (including new business associated with acquisitions); the successful pursuit, completion and integration of acquisitions; the success in the marketplace of our customers’ products; the pace of change in our traditional businesses (CCS segment) and our ability to retain programs and customers; the stability of general economic and market conditions, currency exchange rates, and interest rates; our pricing, the competitive environment and contract terms and conditions; supplier performance, pricing and terms; compliance by third parties with their contractual obligations, the accuracy of their representations and warranties, and the performance of their covenants; the costs and availability of components, materials, services, plant and capital equipment, labor, energy and transportation; operational and financial matters including the extent, timing and costs of replacing revenue from completed or lost programs, or customer disengagements; technological developments; that the impact of the recent U.S. tax reform on our operations will be as we currently anticipate; our ability to recover accounts receivable outstanding from a former solar supplier; the timing, execution and effect of restructuring actions; our having sufficient financial resources and working capital to fund currently anticipated financial obligations and to pursue desirable business opportunities; our ability to diversify our customer base and develop new capabilities; the availability of cash resources for repurchases of outstanding subordinate voting shares under our current NCIB; compliance with applicable laws and regulations pertaining to NCIBs; and that we are able to successfully integrate Atrenne, further develop our capabilities in the aerospace and defense market, expand our portfolio of solutions, and achieve the other expected benefits from the acquisition. While management believes these assumptions to be reasonable under the current circumstances, they may prove to be inaccurate. Forward-looking statements speak only as of the date on which they are made, and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Contacts:
Celestica Communications                 Celestica Investor Relations
(416) 448-2200                        (416) 448-2211
media@celestica.com                     clsir@celestica.com

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Schedule 1
Supplementary Non-IFRS Measures
Our non-IFRS measures herein include adjusted gross profit, adjusted gross margin (adjusted gross profit as a percentage of revenue), adjusted selling, general and administrative expenses (SG&A), adjusted SG&A as a percentage of revenue, operating earnings (adjusted EBIAT), operating margin (adjusted EBIAT as a percentage of revenue), adjusted net earnings, adjusted earnings per share, adjusted return on invested capital (adjusted ROIC), free cash flow, adjusted tax expense and adjusted effective tax rate. Adjusted EBIAT, adjusted ROIC, free cash flow, adjusted tax expense and adjusted effective tax rate are further described in the tables below. In calculating these non-IFRS financial measures, management excludes the following items, where applicable: employee stock-based compensation expense, amortization of intangible assets (excluding computer software), restructuring and other charges, net of recoveries (including Toronto transition costs (recoveries), described below), other solar charges (described below), the write-down of goodwill, intangible assets and property, plant and equipment, all net of the associated tax adjustments (which are set forth in the table below), and deferred tax write-offs/costs or recoveries associated with restructuring actions or restructured sites.
We believe the non-IFRS measures we present herein are useful, as they enable investors to evaluate and compare our results from operations and cash resources generated from our business in a more consistent manner (by excluding specific items that we do not consider to be reflective of our ongoing operating results) and provide an analysis of operating results using the same measures our chief operating decision makers use to measure performance. In addition, management believes that the use of a non-IFRS adjusted tax expense and a non-IFRS adjusted effective tax rate provides improved insight into the tax effects of our ongoing business operations, and is useful to management and investors for historical comparisons and forecasting. These non-IFRS financial measures result largely from management’s determination that the facts and circumstances surrounding the excluded charges or recoveries are not indicative of the ordinary course of the ongoing operation of our business.

Non-IFRS measures do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other public companies that use IFRS, or who report under U.S. GAAP and use non-U.S. GAAP measures to describe similar operating metrics. Non-IFRS measures are not measures of performance under IFRS and should not be considered in isolation or as a substitute for any standardized measure under IFRS. The most significant limitation to management’s use of non-IFRS financial measures is that the charges or credits excluded from the non-IFRS measures are nonetheless charges or credits that are recognized under IFRS and that have an economic impact on the company. Management compensates for these limitations primarily by issuing IFRS results to show a complete picture of the company’s performance, and reconciling non-IFRS results back to IFRS results.
The economic substance of these exclusions and management’s rationale for excluding them from non-IFRS financial measures is provided below:
Employee stock-based compensation expense, which represents the estimated fair value of stock options, restricted share units and performance share units granted to employees, is excluded because grant activities vary significantly from quarter-to-quarter in both quantity and fair value. In addition, excluding this expense allows us to better compare core operating results with those of our competitors who also generally exclude employee stock-based compensation expense in assessing operating performance, who may have different granting patterns and types of equity awards, and who may use different valuation assumptions than we do, including those competitors who report under U.S. GAAP and use non-U.S. GAAP measures to present similar metrics.
Amortization charges (excluding computer software) consist of non-cash charges against intangible assets that are impacted by the timing and magnitude of acquired businesses. Amortization of intangible assets varies among our competitors, and we believe that excluding these charges permits a better comparison of core operating results with those of our competitors who also generally exclude amortization charges in assessing operating performance.
Restructuring and other charges, net of recoveries, include costs relating to employee severance, lease terminations, site closings and consolidations, write-downs of owned property and equipment which are no longer used and are available for sale, reductions in infrastructure, Toronto transition costs (recoveries) (discussed below), acquisition-related consulting, transaction and integration costs, and legal settlements (recoveries). We exclude restructuring and other charges, net of recoveries, because we believe that they are not directly related to ongoing operating results and

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do not reflect expected future operating expenses after completion of these activities. We believe these exclusions permit a better comparison of our core operating results with those of our competitors who also generally exclude these charges, net of recoveries, in assessing operating performance.
Restructuring and other charges, net of recoveries, includes Toronto transition costs (recoveries), which are costs (recoveries) recorded in connection with the sale of our Toronto real property, the relocation of our existing Toronto manufacturing operations, the move of our corporate headquarters to a temporary location while space in a new office building for such headquarters (to be built by, and which we intend to lease from, the purchasers of our Toronto real property on the site of our current location) is under construction, as well as the move to such new office space upon its completion. Toronto transition costs consist of direct relocation costs, duplicate costs (such as rent expense, utility costs, depreciation charges, and personnel costs) incurred during the transition period, as well as cease-use costs incurred in connection with idle or vacated portions of the relevant premises that we would not have incurred but for these relocations. Toronto transition recoveries will consist of amounts received from the purchasers of the Toronto real property or gains we record in connection with its sale, if consummated. We believe that excluding these costs and recoveries permits a better comparison of our core operating results from period-to-period, as these costs will not reflect our ongoing operations once these relocations are complete.
Other solar charges, consisting of non-cash charges to further write down the carrying value of our then-remaining solar panel inventory and the write-down of solar accounts receivable (A/R) (primarily as a result of a solar customer's bankruptcy) to estimated recoverable amounts, were recorded in the second quarter of 2017 through cost of sales and SG&A expenses, respectively. Both of these impairment charges, which were identified during the wind down phase of our solar operations after our decision to exit the solar panel manufacturing business, are excluded as they pertain to a business we have exited, and we therefore believe they are no longer directly related to our ongoing core operating results. Although we recorded significant impairment charges to write down our solar panel inventory in the third quarter of 2016, those charges were not excluded in the determination of our non-IFRS financial measures for such period, as we were then still engaged in the solar panel manufacturing business. In connection with this wind down, we also recorded net non-cash impairment charges to write down the carrying value of our solar panel manufacturing equipment held for sale to its estimated sales value less costs to sell, which we recorded through other charges during 2017.
Impairment charges, which consist of non-cash charges against goodwill, intangible assets and property, plant and equipment, result primarily when the carrying value of these assets exceeds their recoverable amount. Our competitors may record impairment charges at different times, and we believe that excluding these charges permits a better comparison of our core operating results with those of our competitors who also generally exclude these charges in assessing operating performance.
Deferred tax write-offs/costs or recoveries associated with restructuring actions or restructured sites are excluded, as we believe that these write-offs/costs or recoveries do not reflect core operating performance and vary significantly among those of our competitors who also generally exclude these costs or recoveries in assessing operating performance.
The following table sets forth, for the periods indicated, the various non-IFRS measures discussed above, and a reconciliation of IFRS to non-IFRS measures (in millions, except percentages and per share amounts):

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	Three months ended March 31
	2017		2018
		% of revenue		% of revenue
IFRS revenue	$1,482.1		$1,499.7

IFRS gross profit	$102.5	6.9%	$93.5	6.2%
Employee stock-based compensation expense	5.1		5.1
Non-IFRS adjusted gross profit	$107.6	7.3%	$98.6	6.6%

IFRS SG&A	$53.7	3.6%	$52.3	3.5%
Employee stock-based compensation expense	(5.9)		(5.3)
Non-IFRS adjusted SG&A	$47.8	3.2%	$47.0	3.1%

IFRS earnings before income taxes	$30.5	2.1%	$19.4	1.3%
Finance costs	2.6		3.3
Employee stock-based compensation expense	11.0		10.4
Amortization of intangible assets (excluding computer software)	1.5		1.1
Net restructuring, impairment and other charges (recoveries) (1)	7.6		10.5

Non-IFRS operating earnings (adjusted EBIAT) (1)	$53.2	3.6%	$44.7	3.0%

IFRS net earnings	$22.5	1.5%	$14.1	0.9%
Employee stock-based compensation expense	11.0		10.4
Amortization of intangible assets (excluding computer software)	1.5		1.1
Net restructuring, impairment and other charges (recoveries) (1)	7.6		10.5
Adjustments for taxes (2)	(0.8)		(2.2)
Non-IFRS adjusted net earnings	$41.8		$33.9

Diluted EPS
Weighted average # of shares (in millions)	144.0		143.5
IFRS earnings per share	$0.16		$0.10
Non-IFRS adjusted earnings per share	$0.29		$0.24
# of shares outstanding at period end (in millions)	143.2		139.6

IFRS cash provided by (used in) operations	$35.6		$(5.4)
Purchase of property, plant and equipment, net of sales proceeds	(24.9)		(13.7)
Finance lease payments	(1.5)		(11.8)
Repayments from former solar supplier	6.8		—
Finance costs paid	(2.5)		(3.2)
Non-IFRS free cash flow (3)	$13.5		$(34.1)

IFRS ROIC % (4)	11.1%		6.3%
Non-IFRS adjusted ROIC % (4)	19.3%		14.4%

(1)
Management uses non-IFRS operating earnings (adjusted EBIAT) as a measure to assess performance related to our core operations. Non-IFRS adjusted EBIAT is defined as earnings before finance costs (consisting of interest and fees related to our credit facility, our accounts receivable sales program and a customer's supplier financing program), amortization of intangible assets (excluding computer software) and income taxes. Non-IFRS adjusted EBIAT also excludes, in periods where such charges have been recorded, employee stock-based compensation expense, restructuring and other charges, including acquisition-related consulting, transaction and integration costs (net of recoveries) and Toronto transition costs (recoveries), impairment charges, other solar charges (second quarter of 2017), and refund interest income with respect to amounts previously held on account with Canadian tax authorities (accrued in the third and fourth quarters of 2016). During the first quarter of 2018, we recorded $1.7 million of Toronto transition costs under other charges (no such costs were recorded during the first quarter of 2017). We expect these costs to continue into 2019. See note 13 to our Q1 2018 Interim Financial Statements.

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(2)	The adjustments for taxes, as applicable, represent the tax effects on our non-IFRS adjustments and tax write-offs/costs or recoveries related to restructured sites (described below).

The following table sets forth a reconciliation of our IFRS tax expense and IFRS effective tax rate to our non-IFRS adjusted tax expense and our non-IFRS adjusted effective tax rate for the periods indicated, in each case determined by excluding the tax benefits or costs associated with the listed items (in millions, except percentages) from our IFRS tax expense for such periods:

	Three months ended
	March 31
	2017	Effective tax rate	2018	Effective tax rate
IFRS tax expense and IFRS effective tax rate	$8.0	26%	$5.3	27%

Tax costs (benefits) of the following items excluded from IFRS tax expense:
Employee stock-based compensation	0.2		0.4
Amortization of Intangible assets (excluding computer software)	—		—
Net restructuring, impairment and other charges	0.4		(0.1)
Other charges related to restructured sites	0.2		1.9

Non-IFRS adjusted tax expense and Non-IFRS adjusted effective tax rate	$8.8	17%	$7.5	18%

(3)
Management uses non-IFRS free cash flow as a measure, in addition to IFRS cash provided by (used in) operations, to assess our operational cash flow performance. We believe non-IFRS free cash flow provides another level of transparency to our liquidity. Non-IFRS free cash flow is defined as cash provided by (used in) operations after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property), finance lease payments, repayments from a former solar supplier, and finance costs paid. As a measure of liquidity, we intend to include any amounts we receive from the sale of our Toronto real property, if consummated, in non-IFRS free cash flow in the period of receipt. See note 18 to our 2017 AFS. Note that non-IFRS free cash flow, however, does not represent residual cash flow available to Celestica for discretionary expenditures.

(4)
Management uses non-IFRS adjusted ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers, by quantifying how well we generate earnings relative to the capital we have invested in our business. Our non-IFRS adjusted ROIC measure reflects non-IFRS operating earnings, working capital management and asset utilization. Non-IFRS adjusted ROIC is calculated by dividing non-IFRS adjusted EBIAT by average net invested capital. Net invested capital (calculated in the table below) consists of the following IFRS measures: total assets less cash, accounts payable, accrued and other current liabilities and provisions, and income taxes payable. We use a two-point average to calculate average net invested capital for the quarter. A comparable measure under IFRS would be determined by dividing IFRS earnings before income taxes by net invested capital (which we have set forth in the charts above and below), however, this measure (which we have called IFRS ROIC), is not a measure defined under IFRS.

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The following table sets forth, for the periods indicated, our calculation of IFRS ROIC % and non-IFRS adjusted ROIC % (in millions, except IFRS ROIC % and non-IFRS adjusted ROIC %):

	Three months ended
	March 31
	2017	2018
IFRS earnings before income taxes	$30.5	$19.4
Multiplier to annualize earnings	4	4
Annualized IFRS earnings before income taxes	$122.0	$77.6

Average net invested capital for the period	$1,102.7	$1,241.3

IFRS ROIC % (1)	11.1%	6.3%

	Three months ended
	March 31
	2017	2018
Non-IFRS operating earnings (adjusted EBIAT)	$53.2	$44.7
Multiplier to annualize earnings	4	4
Annualized non-IFRS adjusted EBIAT	$212.8	$178.8

Average net invested capital for the period	$1,102.7	$1,241.3

Non-IFRS adjusted ROIC % (1)	19.3%	14.4%

	December 31 2017	March 31 2018
Net invested capital consists of:
Total assets	$2,964.2	$2,976.0
Less: cash	515.2	435.7
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,228.6	1,278.1
Net invested capital at period end (1)	$1,220.4	$1,262.2

	December 31 2016	March 31 2017
Net invested capital consists of:
Total assets	$2,841.9	$2,833.5
Less: cash	557.2	558.0
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,189.7	1,165.2
Net invested capital at period end (1)	$1,095.0	$1,110.3

(1)	See footnote 4 of the previous table.

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GUIDANCE SUMMARY

	Q1 2018 Guidance	Q1 2018 Actual	Q2 2018 Guidance (1)
IFRS revenue (in billions)	$1.425 to $1.525	$1.50	$1.575 to $1.675
Non-IFRS operating margin	3.0% at the mid-point of our expectations	3.0%	3.2% at the mid-point of our revenue range and non-IFRS adjusted EPS guidance range
Non-IFRS adjusted SG&A (in millions)	$45.0 to $47.0	$47.0	$51.0 to $53.0
Non-IFRS adjusted EPS	$0.20 to $0.26	$0.24	$0.25 to $0.31

(1) For the second quarter of 2018, we anticipate a negative $0.13 to $0.19 per share (pre-tax) aggregate impact on net earnings on an IFRS basis for employee stock-based compensation expense, amortization of intangible assets (excluding computer software), Toronto transition costs (described above), and restructuring charges. We cannot predict changes in currency exchange rates, the impact of such changes on our operating results, or the degree to which we will be able to manage such impacts. We expect our non-IFRS adjusted annual effective tax rate for 2018 to be between 17% and 19%. We do not provide reconciliations for forward-looking non-IFRS financial measures, as we are unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort.

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CELESTICA INC.

CONDENSED CONSOLIDATED BALANCE SHEET
(in millions of U.S. dollars)
(unaudited)

	December 31 2017	March 31 2018
	(restated)
Assets
Current assets:
Cash and cash equivalents	$515.2	$435.7
Accounts receivable (notes 3 & 7)	1,023.7	1,005.3
Inventories (notes 3 & 8)	824.0	928.8
Income taxes receivable	1.6	1.2
Assets classified as held for sale (note 9)	30.1	30.1
Other current assets (note 3(b))	82.0	85.6
Total current assets	2,476.6	2,486.7

Property, plant and equipment	323.9	319.5
Goodwill	23.2	23.2
Intangible assets	21.6	20.9
Deferred income taxes	37.6	42.6
Other non-current assets (notes 3(b) & 10)	81.3	83.1
Total assets	$2,964.2	$2,976.0

Liabilities and Equity
Current liabilities:
Current portion of borrowings under credit facility and finance lease obligations (note 11)	$37.9	$26.8
Accounts payable	931.1	988.7
Accrued and other current liabilities (note 3(b))	233.2	228.6
Income taxes payable	37.7	38.8
Current portion of provisions	26.6	22.0
Total current liabilities	1,266.5	1,304.9

Long-term portion of borrowings under credit facility and finance lease obligations (note 11)	166.5	160.3
Pension and non-pension post-employment benefit obligations (note 10)	97.8	96.2
Provisions and other non-current liabilities	35.4	35.1
Deferred income taxes	27.8	23.8
Total liabilities	1,594.0	1,620.3

Equity:
Capital stock (note 12)	2,048.3	2,007.7
Treasury stock (note 12)	(8.7)	(6.7)
Contributed surplus	863.0	873.2
Deficit	(1,525.7)	(1,511.6)
Accumulated other comprehensive loss	(6.7)	(6.9)
Total equity	1,370.2	1,355.7
Total liabilities and equity	$2,964.2	$2,976.0

Contingencies (note 16), Subsequent events (notes 5, 6 and 11). Transitional impacts of adopting IFRS 15 (notes 2 and 3).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(in millions of U.S. dollars, except per share amounts)
(unaudited)

	Three months ended
{	March 31
	2017	2018
	(restated)
Revenue	$1,482.1	$1,499.7
Cost of sales (note 8)	1,379.6	1,406.2
Gross profit	102.5	93.5
Selling, general and administrative expenses (SG&A)	53.7	52.3
Research and development	5.8	6.0
Amortization of intangible assets	2.3	2.0
Other charges (note 13)	7.6	10.5
Earnings from operations	33.1	22.7
Finance costs	2.6	3.3
Earnings before income taxes	30.5	19.4
Income tax expense (recovery) (note 14):
Current	14.2	13.8
Deferred	(6.2)	(8.5)
	8.0	5.3
Net earnings for the period	$22.5	$14.1

Basic earnings per share	$0.16	$0.10

Diluted earnings per share	$0.16	$0.10

Shares used in computing per share amounts (in millions):
Basic	142.1	142.2
Diluted	144.0	143.5

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in millions of U.S. dollars)
(unaudited)

	Three months ended
	March 31
	2017	2018
	(restated)
Net earnings for the period	$22.5	$14.1
Other comprehensive income, net of tax:
Items that will not be reclassified to net earnings:
Losses on pension and non-pension post-employment benefit plans (note 10)	(17.0)	—
Items that may be reclassified to net earnings:
Currency translation differences for foreign operations	0.8	1.3
Changes from derivatives designated as hedges	8.3	(1.5)
Total comprehensive income for the period	$14.6	$13.9

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in millions of U.S. dollars)
(unaudited)

	Capital stock (note 12)	Treasury stock (note 12)	Contributed surplus	Deficit	Accumulated other comprehensive loss (a)	Total equity
Balance -- January 1, 2017	$2,048.2	$(15.3)	$862.6	$(1,632.0)	$(24.7)	$1,238.8
Impact of change in accounting policies (notes 2 and 3)	—	—	—	19.0	—	19.0
Restated balance at January 1, 2017	2,048.2	(15.3)	862.6	(1,613.0)	(24.7)	1,257.8
Capital transactions (note 12):
Issuance of capital stock	24.8	—	(15.0)	—	—	9.8
Purchase of treasury stock for stock-based plans	—	(1.3)	—	—	—	(1.3)
Stock-based compensation and other	—	11.7	(0.2)	—	—	11.5
Total comprehensive income:
Net earnings for the period	—	—	—	22.5	—	22.5
Other comprehensive income (loss), net of tax:
Losses on pension and non-pension post-employment benefit plans (note 10)	—	—	—	(17.0)	—	(17.0)
Currency translation differences for foreign operations	—	—	—	—	0.8	0.8
Changes from derivatives designated as hedges	—	—	—	—	8.3	8.3
Balance -- March 31, 2017	$2,073.0	$(4.9)	$847.4	$(1,607.5)	$(15.6)	$1,292.4

Balance -- January 1, 2018	$2,048.3	$(8.7)	$863.0	$(1,545.2)	$(6.7)	$1,350.7
Impact of change in accounting policies (notes 2 and 3)	—	—	—	19.5	—	19.5
Restated balance at January 1, 2018	2,048.3	(8.7)	863.0	(1,525.7)	(6.7)	1,370.2
Capital transactions (note 12):
Issuance of capital stock	12.3	—	(12.1)	—	—	0.2
Repurchase of capital stock for cancellation	(52.9)	—	17.8	—	—	(35.1)
Purchase of treasury stock for stock-based plans	—	(4.3)	—	—	—	(4.3)
Stock-based compensation and other	—	6.3	4.5	—	—	10.8
Total comprehensive income:
Net earnings for the period	—	—	—	14.1	—	14.1
Other comprehensive income (loss), net of tax:
Currency translation differences for foreign operations	—	—	—	—	1.3	1.3
Changes from derivatives designated as hedges	—	—	—	—	(1.5)	(1.5)
Balance -- March 31, 2018	$2,007.7	$(6.7)	$873.2	$(1,511.6)	$(6.9)	$1,355.7

(a)  Accumulated other comprehensive loss is net of tax.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions of U.S. dollars)
(unaudited)

	Three months ended
	March 31
	2017	2018
	(restated)
Cash provided by (used in):
Operating activities:
Net earnings for the period	$22.5	$14.1
Adjustments to net earnings for items not affecting cash:
Depreciation and amortization	18.4	21.3
Equity-settled stock-based compensation	11.0	10.4
Other charges	—	0.3
Finance costs	2.6	3.3
Income tax expense	8.0	5.3
Other	(3.5)	(3.0)
Changes in non-cash working capital items:
Accounts receivable	53.3	18.4
Inventories	(52.9)	(104.8)
Other current assets	(8.4)	(3.4)
Accounts payable, accrued and other current liabilities and provisions	(10.4)	45.2
Non-cash working capital changes	(18.4)	(44.6)
Net income tax paid, net of tax refund and related interest income (note 14)	(5.0)	(12.5)
Net cash provided by (used in) operating activities	35.6	(5.4)

Investing activities:
Purchase of computer software and property, plant and equipment(a)	(25.5)	(17.2)
Proceeds/deposits related to the sale of assets	0.6	3.5
Repayment of advances from solar supplier (note 6)	6.8	—
Net cash used in investing activities	(18.1)	(13.7)

Financing activities:
Repayments under credit facility (note 11)	(21.2)	(6.2)
Finance lease payments (note 11)	(1.5)	(11.8)
Issuance of capital stock (note 12)	9.8	0.2
Repurchase of capital stock for cancellation (note 12)	—	(35.1)
Purchase of treasury stock for stock-based plans (note 12)	(1.3)	(4.3)
Finance costs paid	(2.5)	(3.2)
Net cash used in financing activities	(16.7)	(60.4)

Net increase (decrease) in cash and cash equivalents	0.8	(79.5)
Cash and cash equivalents, beginning of period	557.2	515.2
Cash and cash equivalents, end of period	$558.0	$435.7

(a) No additional equipment was acquired through finance leases in the first quarter of 2018 (first quarter 2017 — $5.0).
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

1.             REPORTING ENTITY

Celestica Inc. (Celestica) is incorporated in Ontario with its corporate headquarters currently located at 844 Don Mills Road, Toronto, Ontario, M3C 1V7. Celestica’s subordinate voting shares are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

Celestica delivers innovative supply chain solutions globally to customers in two operating and reportable segments: Advanced Technology Solutions (ATS) and Connectivity & Cloud Solutions (CCS). Our ATS segment consists of our ATS end market, and is comprised of our aerospace and defense, industrial, smart energy, healthtech, semiconductor capital equipment and consumer businesses. Our CCS segment consists of our Communications and Enterprise end markets, and is comprised of our enterprise communications, telecommunications, servers and storage businesses. See note 4 below for a discussion of the recent reorganization of our end markets and the division of our business into two operating and reportable segments. Our prior period financial information has been reclassified to reflect the reorganized segment structure and to conform to the current presentation.

2.             BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance:

These unaudited interim condensed consolidated financial statements for the period ended March 31, 2018 (Q1 2018 Interim Financial Statements) have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and the accounting policies we have adopted in accordance with International Financial Reporting Standards (IFRS). The Q1 2018 Interim Financial Statements should be read in conjunction with our 2017 annual audited consolidated financial statements (2017 AFS) and reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at March 31, 2018 and our financial performance, comprehensive income and cash flows for the three months ended March 31, 2018. The Q1 2018 Interim Financial Statements are presented in U.S. dollars, which is also our functional currency. Unless otherwise noted, all financial information is presented in millions of U.S. dollars (except percentages and per share amounts).

The Q1 2018 Interim Financial Statements were authorized for issuance by our board of directors on April 26, 2018.

Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses, and the related disclosures of contingent assets and liabilities. We base these estimates and assumptions on current facts, historical experience and various other factors that we believe are reasonable under the circumstances. The near-term economic environment could also impact certain estimates necessary to prepare our consolidated financial statements, including the estimates related to the recoverable amounts used in our impairment testing of our non-financial assets, and the discount rates applied to our net pension and non-pension post-employment benefit assets or liabilities. Our assessment of these factors forms the basis for our judgments on the carrying values of assets and liabilities, and the accrual of costs and expenses. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may impact future periods. There have been no material changes to our significant accounting estimates and assumptions or the judgments affecting the application of such estimates and assumptions during the first quarter of 2018 from those described in the notes to our 2017 AFS. However, see “Accounting policies” below for a discussion of recently adopted accounting standards.
Accounting policies:
The Q1 2018 Interim Financial Statements are based upon accounting policies consistent with those used and described in note 2 of our 2017 AFS, except for the recently adopted accounting standards discussed below.

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CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

Recently adopted accounting standards:
IFRS 15, Revenue from Contracts with Customers:

In May 2014, the IASB issued this standard, which provides a single, principles-based five-step model for revenue recognition to be applied to all customer contracts, and requires enhanced disclosures. The new standard is effective for annual periods beginning on or after January 1, 2018, and allows for early adoption. We adopted this standard on January 1, 2018, and elected to use the retrospective approach, pursuant to which we have restated each of the required comparative reporting periods presented herein and recognized the transitional adjustments through equity at the start of the first comparative reporting period presented herein. The new standard has changed the timing of our revenue recognition for a significant portion of our business, resulting in the recognition of revenue for certain customer contracts earlier than under the previous revenue recognition rules (which was generally upon delivery). The new standard has materially impacted our consolidated financial statements, primarily in relation to inventory and accounts receivable balances. Transition activities have been completed, and the necessary changes have been made to our business processes, systems and controls to support the recognition and disclosures required by the new standard. See “Changes in accounting policies” below. Also see note 3 for the transitional impacts of adopting IFRS 15.
IFRS 9, Financial Instruments:
Effective January 1, 2018, we adopted IFRS 9, Financial Instruments issued by the IASB. This standard introduces a new model for the classification and measurement of financial assets, a single expected credit loss model for the measurement of the impairment of financial assets, and a new model for hedge accounting that is aligned with a company’s risk management activities. As a result of adopting IFRS 9, we have also complied with the transitional rules of International Accounting Standards (IAS) 1, Presentation of Financial Statements and IFRS 7, Financial Instruments Disclosures. Transition activities have been completed, and the necessary changes have been made to our business processes and controls to support the new standard.
Under IFRS 9, financial assets are classified as either: measured at amortized cost, fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVTPL). This classification is generally based on the business model in which the financial asset is managed and its contractual cash flow characteristics. IFRS 9 eliminates the held-to-maturity, loans and receivables, and available-for-sale categories previously allowed under IAS 39. Trade and non-customer receivables, that were previously classified as loans and receivables under IAS 39, are classified as amortized costs under IFRS 9. Although the classification of such assets had changed, measurement of these assets continue, to be at amortized cost and no changes to their carrying amounts were required upon adopting IFRS 9. For financial liabilities, IFRS 9 largely retains the existing IAS 39 classifications, with the exception of those designated at FVTPL. Since we currently do not hold any liabilities designated as FVTPL, we are not impacted by this change. We do not currently hold any financial assets or liabilities under FVOCI.
In accordance with the transitional rules, we have applied the changes of IFRS 9 retrospectively, with the exception of the hedge accounting policies which we have applied prospectively as required by this standard. The adoption of this standard did not result in any adjustments to our Q1 2018 Interim Financial Statements and did not have a material impact on our accounting policies. See “Changes in accounting policies” below.
Recently issued accounting pronouncements:
IFRS 16, Leases:
In January 2016, the IASB issued this standard, which brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. IFRS 16 supersedes IAS 17, Leases, and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted. We do not intend to adopt this standard early. We have established a project team to evaluate the anticipated impact of this standard on our consolidated financial statements, as well as any changes to our business processes, systems and controls that may be required to support the recognition and disclosures required by the new standard. Transition efforts are currently underway, and are anticipated to be complete by January 1, 2019.

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CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

Changes in accounting policies:
This section should be read as a modification to the significant accounting policies in notes 2 (q), (r), (s) and (t) of our 2017 AFS and reflects accounting policy changes in connection with our adoption of IFRS 9 and IFRS 15.

(a) Financial assets and financial liabilities:
We recognize financial assets and financial liabilities initially at fair value and subsequently measure these at either fair value or amortized cost based on their classification under IFRS 9 as described below.
Fair value through profit or loss (FVTPL):
Financial assets and financial liabilities that we purchase or incur, respectively, with the intention of generating earnings in the near term, and derivatives other than cash flow hedges, are classified as FVTPL. This category includes short-term investments in money market funds (if applicable) that we group with cash equivalents, and derivative assets and derivative liabilities that do not qualify for hedge accounting. See Derivatives and hedge accounting in note (c) below for derivative contracts that qualify for hedge accounting. For investments that we classify as FVTPL, we initially recognize such financial assets on our consolidated balance sheet at fair value and recognize subsequent changes in our consolidated statement of operations. We will expense transaction costs as incurred in our consolidated statement of operations. We do not currently hold any liabilities designated as FVTPL.
Amortized cost:
We classify financial assets held to collect the contractual cash flows (in the form of payment of principal and interest earned on the principal outstanding) at amortized cost, including our trade receivables, term deposits and non-customer receivables. We initially recognize the carrying amount of such assets on our consolidated balance sheet at fair value plus directly attributable transaction costs, and subsequently measure these at amortized cost using the effective interest rate method, less any impairment losses.
Other financial liabilities:
This category is for financial liabilities that are not classified as FVTPL and includes accounts payable, the majority of our accrued liabilities and certain other provisions, as well as borrowings under our credit facility, including our term loan. We record these financial liabilities at amortized cost on our consolidated balance sheet.
(b) Impairment of financial assets:
IFRS 9 replaces the “incurred loss” model in IAS 39 with a forward-looking “expected credit loss” (ECL) model. The ECL model is used in determining our allowance for doubtful accounts as it relates to trade receivables, contract assets (under IFRS 15), and other assets. Our existing model aligns with the simplified approach under IFRS 9, which measures lifetime ECL and forward-looking information. Our allowance is determined by historical experiences, and considers factors including, the aging of the balances, the customer's credit worthiness, and updates based on current economic conditions, expectation of bankruptcies, and the political and economic volatility in the markets/location of our customers. The adoption of IFRS 9 did not have a material impact on our policy for assessing impairment of financial assets. A default of accounts receivable occurs when customers are unable to pay for the goods or services we provided in accordance with the contract terms and conditions. An accounts receivable balance is written off or written down to its net realizable value as soon as it is known to be in default or in partial default. We will adjust previous write-downs to reflect changes in estimates or actual experience.

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CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

(c) Derivatives and hedge accounting:

The hedge accounting standards under IFRS 9 align the accounting for hedging instruments more closely to the company's risk management practices. Based on our assessment, all hedging relationships that were designated under IAS 39 as of December 31, 2017 met the criteria for hedge accounting under IFRS 9 effective January 1, 2018, and are considered continuing hedging relationships after transition. For foreign exchange forward and swap contracts that we designate as cash flow hedges and qualify for hedge accounting, we measure these derivatives at fair value on our consolidated balance sheet, and we defer the changes in the fair value of the hedging derivative, to the extent effective, in other comprehensive income (OCI) until we recognize the asset, liability or forecasted transaction being hedged in our consolidated statement of operations.

(d) Revenue:

We derive the majority of our revenue from the sale of electronic products and services that we manufacture and provide to customer specifications. Our range of services includes, among others, design and development, engineering services, supply chain management, new product introduction, manufacturing, assembly, testing, systems integration, order fulfillment, logistics and after-market services.

We recognize revenue from the sale of products and services rendered when the performance obligation has been satisfied or when the associated control over the products sold has passed to the customer and no material uncertainties remain as to the collection of our receivables. For those businesses where the products are custom-made to meet the customers' specific requirements and the customers are liable to compensate for our work performed to date, we will recognize revenue over time as our production progresses to completion, or as services are rendered. We generally estimate revenue of the work in process based on costs incurred to date plus a reasonable profit margin on the eligible products that do not have an alternative use to the company. For other businesses that do not qualify for revenue recognition over time, we continue to recognize revenue at a point in time where control is passed to the customer which is generally upon shipment and no further performance obligation remains except for our standard manufacturing or service warranties.

3.    TRANSITION TO IFRS 15, REVENUE FROM CONTRACTS WITH CUSTOMERS

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue should be recognized, and replaces IAS 18, Revenues, IAS 11, Construction Contracts, and related interpretations. We adopted IFRS 15 effective January 1, 2018 by applying the retrospective method, and have restated each of the required comparative reporting periods presented herein. In computing the transitional adjustments, we applied the practical expedients in accordance with IFRS 15 to exclude certain contracts that we started and completed in the same annual reporting period, or were completed prior to January 1, 2016, the beginning of the earliest period to be presented in our 2018 annual audited consolidated financial statements. We recognized the transitional adjustments through equity as of the beginning of 2017 for our Q1 2018 Interim Financial Statements.

(a) Transitional impacts:

For a significant portion of our business, the timing of our revenue recognition has changed under the new standard from a point-in-time to over time, resulting in an earlier recognition of revenue than under the previous recognition rules (which was generally upon delivery). The most significant financial impacts of adopting IFRS 15 on the comparative periods in our consolidated financial statements are summarized as follows:

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

			Year ended		Three months ended		Year ended
	January 1, 2016	December 31, 2016	December 31, 2016	March 31, 2017	March 31, 2017	December 31, 2017	December 31, 2017
	Increase (decrease)
Contract assets (included in accounts receivable)	$196.9	$226.9	—	$238.8	—	$258.9	—
Inventories	(178.2)	(206.2)	—	(218.8)	—	(237.8)	—
Deferred taxes	(1.7)	(1.7)	—	(1.6)	—	(1.9)	—
Accrued and other current liabilities	—	—	—	(0.3)	—	(0.3)	—
Deficit	(17.0)	(19.0)	—	(18.7)	—	(19.5)	—

Revenue	—	—	$30.1	—	$12.2	—	$32.2
Cost of sales	—	—	28.1	—	12.6	—	31.5
Income tax expense	—	—	—	—	(0.1)	—	0.2
Net earnings	—	—	2.0	—	(0.3)	—	0.5

Diluted earnings per share	—	—	$0.01	—	$—	—	$0.01

(b) Contract assets and liabilities:

Our contract assets consist of unbilled amounts recognized as revenue under IFRS 15 and deferred investment costs incurred to obtain or fulfill a contract. As of March 31, 2018, we had approximately $260 (December 31, 2017 — $258.9) of contract assets recognized as revenue under IFRS 15, which we recorded in accounts receivable on our consolidated balance sheet. Deferred investment costs are recorded initially at cost in other current and non-current assets on our consolidated balance sheet, and subsequently amortized over the projected period of expected future benefits, or as recoveries are realized, from the new contracts. We monitor our contract assets for potential impairment on a regular basis. No significant impairment losses were recorded on our contract assets in the first quarters of 2018 or 2017. Our contract liabilities consist of advance payments from customers and deferred revenue, which we recorded in accrued and other current liabilities on our consolidated balance sheet.

4.             SEGMENT AND CUSTOMER REPORTING

Segment Reorganization:

Operating segments are defined as components of an enterprise that engage in business activities from which they may earn revenue and incur expenses; for which discrete financial information is available; and whose operating results are regularly reviewed by the chief operating decision maker in deciding how to allocate resources and to assess performance. No operating segments have been aggregated to determine our reportable segments.

During the first quarter of 2018, we completed a reorganization of our reporting structure, including our sales, operations and management systems, into two operating and reportable segments: ATS and CCS. Prior to this reorganization, we operated in one reportable segment (Electronic Manufacturing Services), which was comprised of multiple end markets (ATS, Communications and Enterprise during 2017). The change in operating and reportable segments was a result of modifications to our organizational and internal management structure which were initiated in 2017 to streamline business operations and improve profitability and competitiveness, and were completed in early 2018. As a result of these modifications, and commencing in the first quarter of 2018, our Chief Executive Officer (CEO), who is our chief operating decision maker, now reviews segment revenue, segment income and segment margin (described below) to assess performance and make decisions about resource allocation. Our prior period financial information has been reclassified to reflect the reorganized segment structure and to conform to the current

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

presentation. The foregoing changes have no impact on our historical consolidated financial position, results of operations or cash flows as previously reported.

Factors considered in determining the two reportable segments included the nature of applicable business activities, management structure, market strategy and margin profiles. Our ATS segment consists of our ATS end market, and is comprised of our aerospace and defense, industrial, smart energy, healthtech, semiconductor capital equipment, and consumer businesses. Products and services in this segment are extensive and are often more regulated than in our CCS segment, and can include the following: government-certified and highly-specialized manufacturing, electronic and enclosure-related services for aerospace and defense-related customers; high-precision equipment and integrated subsystems used in the manufacture of semiconductors; a wide range of industrial automation, controls, test and measurement devices; advanced solutions for surgical instruments, diagnostic imaging and patient monitoring; and efficiency products to help manage and monitor the energy and power industries. Our ATS segment businesses typically have a higher margin profile and longer product life cycles than the businesses in our CCS segment. Our CCS segment consists of our Communications and Enterprise end markets, and is comprised of our enterprise communications, telecommunications, servers and storage businesses. Products and services in this segment consist predominantly of enterprise-level data communications and information processing infrastructure products, and can include routers, switches, servers and storage-related products used by a wide range of businesses and cloud-based service providers to manage digital connectivity, commerce and social media applications. Our CCS segment businesses typically have a lower margin profile and higher volumes than the businesses in our ATS segment, and have been impacted in recent periods (and continue to be impacted) by aggressive pricing, rapid shifts in technology, model obsolescence and the commoditization of certain products.

Segment performance is evaluated based on segment revenue, segment income and segment margin (segment income as a percentage of segment revenue). Revenue is attributed to the segment in which the product is manufactured or the service is performed. Segment income is defined as a segment’s net revenue less its cost of sales and its allocable portion of selling, general and administrative expenses and research and development expenses (collectively, Segment Costs). Identifiable Segment Costs are allocated directly to the applicable segment while other Segment Costs, including indirect costs and certain corporate charges, are allocated to our segments based on an analysis of the relative usage or benefit derived by each segment from such costs. Segment income excludes finance costs, amortization of intangible assets (excluding computer software), employee stock-based compensation expense, and net restructuring, impairment and other charges (recoveries), as these costs and charges are managed and reviewed by our CEO at the company level. Net restructuring, impairment and other charges (recoveries) include, in applicable periods, restructuring charges (recoveries), impairment charges (recoveries), acquisition-related consulting, transaction and integration costs, legal settlements (recoveries), Toronto transition costs (recoveries), and other solar charges. Our segments do not record inter-segment revenue. Although segment income and segment margin are used to evaluate the performance of our segments, we may incur operating costs in one segment that may also benefit the other segment. Our accounting policies for segment reporting are the same as those applied to the company as a whole.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

Information regarding the results of each reportable segment is included below:

Revenue by segment:	Three months ended March 31
	2017		2018
		% of total		% of total
ATS	$491.4	33%	$532.8	36%
CCS	990.7	67%	966.9	64%
Total	$1,482.1		$1,499.7

Segment income, segment margin, and reconciliation of segment income to IFRS earnings before income taxes:	Three months ended March 31
	2017		2018
		Segment Margin		Segment Margin
ATS segment income	$23.3	4.7%	$27.9	5.2%
CCS segment income	29.9	3.0%	16.8	1.7%
Total segment income	53.2		44.7
Reconciling items:
Finance costs	2.6		3.3
Employee stock-based compensation expense	11.0		10.4
Amortization of intangible assets (excluding computer software)	1.5		1.1
Net restructuring, impairment and other charges (recoveries)	7.6		10.5
IFRS earnings before income taxes	$30.5		$19.4

Customers:

For the first quarter of 2018, we had two customers (each in our CCS segment) that individually represented more than 10% of total revenue (first quarter of 2017 — two customers (each in our CCS segment)).

Seasonality:

From time to time, we experience some level of seasonality in our quarterly revenue patterns across some of our businesses. However, numerous factors affecting our period-to-period results make it difficult to isolate the impact of seasonality and other external factors on our business. In the past, revenue from the storage component of our CCS segment has increased in the fourth quarter of the year compared to the third quarter, and then decreased in the first quarter of the following year, reflecting the increase in customer demand we typically experience in this business in the fourth quarter. In addition, we typically experience our lowest overall revenue levels during the first quarter of each year. There is no assurance that these patterns will continue.

5.    ACQUISITIONS

On April 4, 2018, we completed the acquisition of Atrenne Integrated Solutions, Inc. (Atrenne), a U.S. - based designer and manufacturer of ruggedized electromechanical solutions, primarily for military and commercial aerospace applications. We purchased Atrenne for approximately $143, including an estimated net working capital adjustment of $3.8 (which is subject to finalization), which we funded with borrowings under the revolving portion of our credit facility (Revolving Facility). As part of the acquisition, we acquired assets comprised primarily of accounts receivable, inventory and equipment and assumed liabilities. We currently estimate that goodwill and amortizable intangible assets arising from this acquisition will comprise a substantial

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

portion of the purchase price. We are in the process of valuing the net assets acquired and completing the fair value allocations of the purchase price, and will disclose the details of such allocation in the second quarter of 2018. The goodwill arising from this acquisition is attributable to our ATS segment and is not tax deductible.

We incur consulting, transaction and integration costs (Acquisition Costs) relating to potential and completed acquisitions. During the first quarter of 2018, we recorded Acquisition Costs of $1.7 (first quarter of 2017 — $0.6), including for the Atrenne acquisition, in other charges in our consolidated statement of operations.

6.             SOLAR PANEL MANUFACTURING BUSINESS

During the fourth quarter of 2016, due to anticipated prolonged volatility in the solar panel market, we made the decision to exit the solar panel manufacturing business, and terminated (prior to its scheduled expiration) a supply agreement pursuant to which we had made specific cash advances to an Asia-based solar cell supplier. The remaining $12.5 of such cash advances were repaid in full during the first half of 2017 (including $6.8 of cash advances repaid in the first quarter of 2017). Under this supply agreement, we also manufactured and sold completed solar panels to this supplier as a customer.

As of March 31, 2018, we had $6.7 (December 31, 2017 — $6.7) of outstanding solar accounts receivable, all from such former solar supplier, $2.0 of which was repaid in April 2018. We had $2.6 of solar manufacturing equipment recorded as assets held for sale as of March 31, 2018. Although we received full payment for such equipment in the first quarter of 2018, title will not transfer until the second quarter of 2018. See note 9. In anticipation of disposing such equipment, we paid $11.3 (including fees and accrued interest) in January 2018 to terminate and settle our outstanding lease obligations for this equipment. See note 11.

7.             ACCOUNTS RECEIVABLE

Accounts receivable sales and financing programs:
We have an agreement to sell accounts receivable on an uncommitted basis (subject to pre-determined limits by customer) to two third-party banks. In March 2017, based on a review of our requirements, we amended this agreement to reduce its overall capacity from $250.0 to $200.0. The term of this agreement has been annually extended in recent years (including in November 2017) for additional one-year periods (and is currently extendable to November 2019 under specified circumstances) but may be terminated earlier as provided in the agreement. At March 31, 2018, $113.0 of accounts receivable had been sold under this program (December 31, 2017 — $80.0). We continue to collect cash from our customers and remit the cash to the banks once it is collected.

At March 31, 2018, we also sold $77.8 of accounts receivable under a customer's supplier financing program (December 31, 2017 — $52.3), pursuant to which participating suppliers may sell accounts receivable from such customer to a third-party bank on an uncommitted basis in order to receive earlier payment. We utilized this program to substantially offset the effect of extended payment terms required by such customer on our working capital for the period. The third-party bank collects the relevant receivables directly from the customer.
The accounts receivable sold under both of these programs are de-recognized from our accounts receivable balance and removed from our consolidated balance sheet, and the proceeds are reflected as cash provided by operating activities in our consolidated statement of cash flows. Upon sale, we assign the rights to the accounts receivable to the banks. We pay discount charges which we record in finance costs in our consolidated statement of operations.
Contract assets:
At March 31, 2018, our accounts receivable balance included approximately $260 of contract assets (December 31, 2017 — $258.9) recognized as revenue under the transition to IFRS 15. See notes 2 and 3.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

8.             INVENTORIES

We record our inventory provisions, net of valuation recoveries, in cost of sales. We record inventory provisions to reflect write-downs in the value of our inventory to net realizable value, and valuation recoveries primarily to reflect realized gains on the disposition of inventory previously written-down to net realizable value. We recorded net inventory provisions of $1.0 for the first quarter of 2018 (first quarter of 2017 — net inventory provisions of $2.3). We regularly review our estimates and assumptions used to value our inventory through analysis of historical performance.

9.    ASSETS CLASSIFIED AS HELD FOR SALE

As a result of previously announced restructuring actions, we have reclassified certain assets as held for sale. These assets were reclassified at the lower of their carrying value and estimated fair value less costs to sell at the time of such reclassification. We have programs underway to sell these assets. At March 31, 2018, we had $30.1 (December 31, 2017 — $30.1) of assets classified as held for sale, which consisted primarily of land and buildings in Europe and North America, and $2.6 of solar panel manufacturing equipment in Asia and North America. See note 6 regarding the sale of such solar panel manufacturing equipment.

10.    PENSION AND NON-PENSION POST-EMPLOYMENT BENEFIT PLANS

We provide pension and non-pension post-employment defined benefit plans for our employees. Such plans include defined benefit pension plans for our employees in the United Kingdom (U.K.) that generally provide them with stated benefits on retirement based on their pensionable service, either in annuities and/or lump sum payments. The U.K. defined benefit pension plans are comprised of a Main pension plan and a Supplementary pension plan, both of which are closed to new members. The U.K. Main pension plan is our largest defined benefit pension plan. The Supplementary pension plan does not have any active members.
In March 2017, the Trustees of our U.K. Main pension plan entered into an agreement with a third party insurance company to purchase an annuity for participants in such plan who have retired. The cost of the annuity was £123.7 million (approximately $154.3 at the exchange rate at the time of recording) and was funded with existing plan assets. The annuity is held as an asset of the Main plan. Although we retain ultimate responsibility for the payment of benefits to plan participants, the annuity substantially hedges the financial risk component of the associated pension obligations for such retired participants. The purchase of the annuity resulted in a non-cash loss of $17.0 which we recorded in other comprehensive income and simultaneously re-classified to deficit during the first quarter of 2017. We also reduced the value of our pension assets by $17.0 during the first quarter of 2017, which was recorded in other non-current assets on our consolidated balance sheet.

11.             CREDIT FACILITIES AND LONG-TERM DEBT

Our credit facility consists of a $250.0 term loan (Term Loan) and a $300.0 Revolving Facility, each maturing in May 2020. See note 12 of our 2017 AFS for further details regarding the terms of our credit facility.
Under the Term Loan, we made a scheduled quarterly principal repayment of $6.25 during the first quarter of each of 2017 and 2018. During the first quarter of 2017, we made a repayment of $15.0 under the Revolving Facility. As of March 31, 2018, there was $181.3 outstanding under the Term Loan and there were no amounts outstanding under the Revolving Facility. In April 2018, we financed our acquisition of Atrenne with $143 in borrowings under our Revolving Facility. See note 5.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

The following table sets forth our borrowings under the Revolving Facility and Term Loan, and our finance lease obligations:

	December 31 2017	March 31 2018
Borrowings under the Revolving Facility	$—	$—
Term Loan	187.5	181.3
Total borrowings under credit facility	187.5	181.3
Less: unamortized debt issuance costs (1)	(0.8)	(0.3)
Finance lease obligations (2)	17.7	6.1
	$204.4	$187.1
Comprised of:
Current portion of borrowings under credit facility and finance lease obligations (2)	$37.9	$26.8
Long-term portion of borrowings under credit facility and finance lease obligations	166.5	160.3
	$204.4	$187.1

(1) Debt issuance costs were incurred in connection with the amendment of our credit facility in 2015, which we amortize over the term of the Term Loan using the effective interest rate method.

(2) At December 31, 2017, $11.1 of our finance lease obligations related to our solar panel manufacturing equipment (recorded as current liabilities on our consolidated balance sheet as at December 31, 2017). In connection with the anticipated disposition of such equipment, we terminated and settled these lease obligations in full in January 2018 for $11.3 (including fees and accrued interest). See note 6.

The Term Loan requires quarterly principal repayments of $6.25, and a lump sum repayment of the remainder outstanding at maturity. Prepayments under our credit facility are required under specified circumstances. See note 12 of our 2017 AFS.

At March 31, 2018, we were in compliance with all restrictive and financial covenants under our credit facility. Commitment fees paid in the first quarter of 2018 were $0.3 (first quarter of 2017 — $0.4). At March 31, 2018, we had $22.6 (December 31, 2017 — $23.2) outstanding in letters of credit under this facility.

At March 31, 2018, we also had a total of $73.5 (December 31, 2017 — $73.5) in uncommitted bank overdraft facilities available for intraday and overnight operating requirements. There were no amounts outstanding under these overdraft facilities at March 31, 2018 or December 31, 2017.

12.             CAPITAL STOCK

Share repurchase plans:
In November 2017, the TSX accepted our notice to launch a new normal course issuer bid (2017 NCIB), which allows us to repurchase, at our discretion, until the earlier of November 12, 2018 or the completion of the purchases thereunder, up to approximately 10.5 million subordinate voting shares (representing approximately 7.3% of our total outstanding subordinate voting and multiple voting shares at the time of launch) in the open market, or as otherwise permitted. During the first quarter of 2018, we paid $35.1 (including transaction fees) to repurchase and cancel 3.3 million subordinate voting shares at a weighted average price of $10.63 per share. The maximum number of subordinate voting shares that we are permitted to repurchase for cancellation under the 2017 NCIB is reduced by the number of subordinate voting shares purchased in the open market during the term of the 2017 NCIB to satisfy delivery obligations under our stock-based compensation plans. We repurchased 0.4 million subordinate voting shares during the first quarter of 2018 under the 2017 NCIB for such purpose (see below). We did not purchase any

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

subordinate shares for cancellation, and purchased 0.09 million subordinate voting shares to satisfy delivery obligations under our stock-based compensation plans, during the first quarter of 2017.
Stock-based compensation:

We grant share unit awards to employees under our stock-based compensation plans. From time-to-time, we pay cash for the purchase by a broker of subordinate voting shares in the open market to satisfy delivery requirements upon vesting of such awards. For accounting purposes, we classify these shares as treasury stock until they are delivered pursuant to the stock-based compensation plans. During the first quarter of 2018 and 2017, we paid $4.3 and $1.3 (including transaction fees), respectively, for a broker to purchase 0.4 million and 0.09 million subordinate voting shares in the open market, respectively, to satisfy delivery requirements under our stock-based compensation plans. At March 31, 2018, the broker held 0.6 million subordinate voting shares with a value of $6.7 (December 31, 2017 — 0.8 million subordinate voting shares with a value of $8.7).

During the first quarter of 2018, we granted 1.7 million (first quarter of 2017 — 1.4 million) restricted share units (RSUs), which vest one-third per year over a three-year period. The cost we record for RSUs is based on the market value of our subordinate voting shares at the time of grant. During the first quarter of 2018, we granted 1.5 million (first quarter of 2017 — 0.9 million) performance share units (PSUs) (representing 100% of target), which vest at the end of a three-year performance period. Employees are granted a target number of PSUs. The number of PSUs granted during the first quarter of 2018 that will actually vest will vary from 0 to 200% of the target amount granted based on the level of achievement of a pre-determined non-market performance measurement in the final year of the three-year performance period, as modified by a separate pre-determined non-market financial target, as well as our relative Total Shareholder Return (TSR) performance over the vesting period. See note 2(n) of our 2017 AFS for a description of TSR. We estimated the grant date fair value of the TSR modifier for these awards using a Monte Carlo simulation model. The grant date fair value for the non-TSR-based performance measurement and modifier was based on the market value of our subordinate voting shares at the time of grant and may be adjusted in subsequent periods to reflect a change in the estimated level of achievement related to the applicable performance condition. We amortize the cost of our awards to compensation expense in our consolidated statement of operations, with a corresponding charge to contributed surplus on our consolidated balance sheet on a straight-line basis over the requisite service period, and we reduce this expense for the estimated PSU awards that are not expected to vest because employment conditions are not expected to be satisfied. We expect to settle these awards with subordinate voting shares purchased in the open market by a broker or issued from treasury. The weighted average grant date fair value of RSUs and PSUs granted in the first quarter of 2018 was $10.51 and $11.10 per unit, respectively (first quarter of 2017 — $13.66 and $17.18, respectively). See note 13(b) of our 2017 AFS for a description of the vesting terms applicable to PSUs granted in the first quarter of 2017. During the first quarter of 2018, we settled 1.2 million and 0.4 million RSUs and PSUs, respectively, with subordinate voting shares issued from treasury and purchased in the open market (first quarter of 2017 — 1.3 million and 0.8 million RSUs and PSUs, respectively).

During the first quarter of 2018, we received cash proceeds of $0.2 (first quarter of 2017 — $9.8) relating to the exercise of vested employee stock options.

For the first quarter of 2018, we recorded aggregate employee stock-based compensation expense (excluding deferred share units (DSU) expense) through cost of sales and SG&A of $10.4 (first quarter of 2017 — $11.0), and DSU expense (recorded through SG&A) of $0.5 (first quarter of 2017 — $0.6). Employee stock-based compensation expense varies from period-to-period.

At March 31, 2018, 1.5 million (December 31, 2017 — 1.5 million) DSUs were outstanding.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

13.             OTHER CHARGES

	Three months ended March 31
	2017	2018
Restructuring (a)	$5.8	$6.9
Toronto transition costs (b)	—	1.7
Other (c)	1.8	1.9
	$7.6	$10.5

(a)     Restructuring:

We perform ongoing evaluations of our business, operational efficiency and cost structure, and implement restructuring actions as we deem necessary. In response to challenging markets and continued margin pressures (driven primarily by volatility in our CCS segment), we announced in October 2017 our intention to implement additional restructuring actions in the near term to further streamline our business and improve our margin performance, and our related engagement of an outside consultant to identify cost reduction opportunities throughout our network, including through increased operational efficiencies and productivity improvements. In connection therewith, we are implementing additional restructuring actions under a cost efficiency initiative. Such initiative will include reductions to our workforce, as well as potential consolidation of certain sites to better align capacity and infrastructure with current and anticipated customer demand, related transfers of customer programs and production, re-alignment of business processes, management reorganizations, and other associated activities. We have recorded $14.9 in restructuring charges from the commencement of our cost efficiency initiative through the end of the first quarter of 2018, including the $6.9 in restructuring charges recorded in the first quarter of 2018. We currently expect most of the restructuring charges under this initiative to be recorded in the second half of 2018 through mid-2019.

In connection with our cost efficiency initiative, we recorded restructuring charges of $6.9 during the first quarter of 2018, consisting of cash charges of $6.6, primarily for consulting and employee termination costs, and non-cash charges of $0.3, representing losses from the sale of surplus equipment. We recorded restructuring charges of $5.8 during the first quarter of 2017, consisting of cash charges primarily for employee termination costs resulting from the implementation of our Organizational Design (OD) and Global Business Services (GBS) initiatives. As of March 31, 2018, our restructuring provision was $9.2 (December 31, 2017 — $12.7), which we recorded in current portion of provisions on our consolidated balance sheet.

(b)    Toronto transition costs:

In connection with the anticipated sale of our Toronto real property, we entered into a long-term lease in November 2017 (in the Greater Toronto area) for the relocation of our Toronto manufacturing operations, and commenced occupancy in March 2018. We currently expect to complete the transition to this new manufacturing location by the end of first quarter of 2019. In addition, should the sale be consummated, we will enter into a long-term lease with the purchasers of our Toronto real property for our new corporate headquarters. In connection therewith, we intend to move such corporate headquarters to a temporary location while space in a new office building (to be built by such purchasers on the site of our current location) is under construction. The temporary office relocation is currently expected to occur by the end of the first quarter of 2019. We will incur significant costs throughout the transition period (which commenced in the fourth quarter of 2017) to relocate our corporate headquarters and to transfer our Toronto manufacturing operations to its new location, and as we prepare and customize the new site to meet our manufacturing needs. These costs will consist of building improvements and new equipment which we will capitalize ($2 in the first quarter of 2018), as well as transition-related costs which we will record in other charges. Transition costs are comprised of direct relocation costs, duplicate costs (such as rent expense, utility costs, depreciation charges, and personnel costs) incurred during the transition period, as well as cease-use costs incurred in connection with idle or vacated portions of the relevant premises that we would not have incurred but for these relocations. Any amounts received from the purchasers of our Toronto real property or gains recorded in connection with its sale will be recorded as recoveries through other charges (recoveries). During the first quarter of 2018, we recorded $1.7 of such transition costs (first quarter of 2017 — nil), consisting primarily of utility costs related to idle premises, depreciation charges and personnel costs used in the operation of duplicate production lines in advance of the transition, and relocation costs. See notes 16 (d) and 18 to our 2017 AFS.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

(c)    Other:
During the first quarter of 2018, we recorded $1.7 of Acquisition Costs (see note 5). During the first quarter of 2017, we recorded $0.6 of Acquisition Costs related to an acquisition we completed in the fourth quarter of 2016. Additionally, during the first quarter of 2017, we recorded costs related to a prior legal matter.

14.         INCOME TAXES

Our effective income tax rate can vary significantly from quarter-to-quarter for various reasons, including as a result of the mix and volume of business in various tax jurisdictions within the Americas, Europe and Asia, in jurisdictions with tax holidays and tax incentives, and in jurisdictions for which no net deferred income tax assets have been recognized because management believed it was not probable that future taxable profit would be available against which tax losses and deductible temporary differences could be utilized. Our effective income tax rate can also vary due to the impact of restructuring charges, foreign exchange fluctuations, operating losses, cash repatriations, and changes in our provisions related to tax uncertainties.
As a result of the resolution of certain previously disputed tax matters, we received approximately $4 in January 2017 (which had been accrued in the fourth quarter of 2016), representing the return of all remaining deposits and related refund interest income with respect to such matters.

We are subject to tax audits of historical information by tax authorities in various jurisdictions, which could result in additional tax expense in future periods relating to prior results. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. If any of these tax authorities are successful with their challenges, our income tax expense may be adversely affected and we could also be subject to interest and penalty charges.
The successful pursuit of assertions made by any taxing authority could result in our owing significant amounts of tax, interest and possibly penalties. We believe we adequately accrue for any probable potential adverse tax ruling. However, there can be no assurance as to the final resolution of any claims and any resulting proceedings. If any claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material, and could be in excess of amounts accrued.

15.          FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Our financial assets are comprised primarily of cash and cash equivalents, accounts receivable, and derivatives used for hedging purposes. Our financial liabilities are comprised primarily of accounts payable, certain accrued and other liabilities and provisions, the Term Loan, borrowings under the Revolving Facility (when applicable), and derivatives. See note 2 for changes to the classification of our financial assets and liabilities since December 31, 2017 as a result of adopting IFRS 9.

Currency risk:

The majority of our currency risk is driven by operational costs, including income tax expense, incurred in local currencies by our subsidiaries. As part of our risk management program, we attempt to mitigate currency risk through a hedging program using forecasts of our anticipated future cash flows and balance sheet exposures denominated in foreign currencies. We enter into foreign exchange forward contracts and swaps, generally for periods up to 12 months, to lock in the exchange rates for future foreign currency transactions, which is intended to reduce the variability of our operating costs and future cash flows denominated in local currencies. While these contracts are intended to reduce the effects of fluctuations in foreign currency exchange rates, our hedging strategy does not mitigate the longer-term impacts of changes to foreign exchange rates. Our major currency exposures at March 31, 2018 are summarized in U.S. dollar equivalents in the following table. In the table below, in addition to our financial instruments, we have included certain monetary assets and liabilities, including pension and non-pension post-employment benefits and income

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CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

taxes that were denominated in non-functional currencies, in order to better reflect our currency exposures. The local currency amounts have been converted to U.S. dollar equivalents using spot rates at March 31, 2018.

	Canadian dollar	British pound sterling	Euro	Thai baht
Cash and cash equivalents	$6.1	$0.2	$10.0	$2.4
Accounts receivable	0.9	—	36.4	1.1
Pension and non-pension post-employment assets	—	60.2	—	—
Income taxes and value-added taxes receivable	16.4	—	20.7	5.3
Other financial assets	—	—	2.5	0.3
Pension and non-pension post-employment liabilities	(74.1)	—	(0.4)	(13.7)
Income taxes and value-added taxes payable	—	—	(1.2)	(0.4)
Accounts payable and certain accrued and other liabilities and provisions	(46.5)	(0.7)	(33.8)	(15.8)
Net financial assets (liabilities)	$(97.2)	$59.7	$34.2	$(20.8)

We enter into foreign exchange forward contracts to hedge our cash flow exposures and foreign currency swaps to hedge our balance sheet exposures. At March 31, 2018, we had foreign exchange forwards and swaps to trade U.S. dollars in exchange for the following currencies:

Currency	Contract amount in U.S. dollars	Weighted average exchange rate in U.S. dollars	Maximum period in months	Fair value gain (loss)
Canadian dollar	$241.6	$0.79	13	$(2.4)
Thai baht	78.9	0.03	12	3.4
Malaysian ringgit	51.6	0.24	12	3.1
Mexican peso	30.6	0.05	12	0.8
British pound	60.7	1.42	4	0.3
Chinese renminbi	70.9	0.15	12	2.4
Euro	34.5	1.24	12	0.2
Romanian leu	31.9	0.26	12	0.9
Singapore dollar	20.3	0.75	12	0.5
Other	4.5	—	1	—
Total	$625.5			$9.2

At March 31, 2018, the fair value of our outstanding contracts was a net unrealized gain of $9.2 (December 31, 2017 — net unrealized gain of $10.3). At March 31, 2018, we recorded $13.0 of derivative assets in other current assets and $3.8 of derivative liabilities in accrued and other current liabilities (December 31, 2017 — $12.9 of derivative assets in other current assets and $2.6 of derivative liabilities in accrued and other current liabilities). The unrealized gains or losses are a result of fluctuations in foreign exchange rates between the date the currency forward or swap contracts were entered into and the valuation date at period end.

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CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

16.          CONTINGENCIES

Litigation:

In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters. Management believes that adequate provisions have been recorded where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of all such pending matters will not have a material impact on our financial performance, financial position or liquidity.

In 2007, securities class action proceedings were initiated against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice. The proceedings were dismissed on January 16, 2017 with no payments by the defendants.

Other Matters:

In the third quarter of 2017, the Brazilian Ministry of Science, Technology, Innovation and Communications (MCTIC) issued assessments seeking to disqualify certain amounts of research and development (R&D) expenses for the years 2006 to 2009, which entitled our Brazilian subsidiary (which ceased operations in 2009) to charge reduced sales tax levies to its customers. The assessments against our Brazilian subsidiary (including interest and penalties) total approximately 39 million Brazilian real (approximately $12 at period-end exchange rates) for such years. Although we cannot predict the outcome of this matter, we believe that our R&D activities for the period are supportable, and it is probable that our position will be sustained upon full examination by the appropriate Brazilian authorities and, if necessary, upon consideration by the Brazilian judicial courts. Our position is supported by our Brazilian legal advisers.

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